13014943

Mail Processing Section

MAR 04 2013

Washington DC 401

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8-48886

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/12 (MM/DD/YY) AND ENDING 12/31/12 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Dundee Securities Inc

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1 Adelaide Street East, Suite 2000

(No. and Street)

Toronto (City) Ontario (State) Canada M5C 2V9 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Peter Oatway 416-840-7964

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP

(Name – *if individual, state last, first, middle name*)

suite 2600, 18 York Street, PwC Tower, Toronto, Ontario, M5J 0B2

(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☐ Certified Public Accountant
- ☐ Public Accountant
- ☒ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Robert M. Sellars, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Dundee Securities Inc., as of December 31, 20 12, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Dundee Securities Inc.

(a wholly owned subsidiary of Dundee Securities Ltd.)

Financial Statements and Supplemental Information under Rule 17a-5 of the Securities and Exchange Commission
December 31, 2012
(expressed in US dollars)

pwc

February 28, 2013

Independent Auditor's Report

To the Shareholder of Dundee Securities Inc.

We have audited the accompanying financial statements of Dundee Securities Inc., which comprise the statement of financial condition as of December 31, 2012, and the related statement of operations, statement of changes in shareholder's equity and statement of cash flows for the year then ended.

Management's responsibility for the financial statements
Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's responsibility
Our responsibility is to express an opinion on the financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on our judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, we consider internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

PricewaterhouseCoopers LLP
PwC Tower, 18 York Street, Suite 2600, Toronto, Ontario, Canada M5J 0B2
T: +1 416 863 1133, F: +1 416 365 8215, www.pwc.com/ca

pwc

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Dundee Securities Inc. at December 31, 2012, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

PricewaterhouseCoopers LLP

Chartered Accountants, Licensed Public Accountants

Dundee Securities Inc.

(a wholly owned subsidiary of Dundee Securities Ltd.)
Statement of Financial Condition
At December 31, 2012

(expressed in US dollars)

	$
Assets	
Cash	6,895,437
Due from client	209,181
Due from carrying broker (note 3)	320,928
Prepayments	78,174
Due from parent (note 3)	292,464
Deferred tax asset (note 6)	1,158
	7,797,342
Liabilities	
Due to carrying broker (note 3)	209,181
Current income tax payable	467,033
Accounts payable and accrued liabilities	29,000
	705,214
Commitments and contingencies (Note 7)	
Shareholder's Equity	
Capital stock (note 4)	1,500,000
Retained Earnings	5,592,128
	7,092,128
	7,797,342

The accompanying notes are an integral part of these financial statements.

Dundee Securities Inc.

(a wholly owned subsidiary of Dundee Securities Ltd.)

Statement of Operations

For the year ended December 31, 2012

(expressed in US dollars)

	$
Revenues	
Commission income	5,634,209
Underwriting income	1,974,753
Foreign exchange gain	60,506
	7,669,468
Expenses	
Variable compensation (note 3)	2,336,019
Processing costs (note 3)	240,144
Trading and administration	182,051
	2,758,214
Income before income taxes	4,911,254
Provision for income taxes (note 6)	1,280,881
Net income for the year	3,630,373

The accompanying notes are an integral part of these financial statements.

Dundee Securities Inc.

(a wholly owned subsidiary of Dundee Securities Ltd.)
Statement of Changes in Shareholder's Equity
For the year ended December 31, 2012

(expressed in US dollars)

	$
Capital stock - Beginning of year	1,500,000
Shares issued during the year	-
Capital stock - End of year	1,500,000
Retained earnings - Beginning of year	1,961,755
Net income for the year	3,630,373
Retained Earnings - End of year	5,592,128
Total shareholder's equity – End of year	7,092,128

The accompanying notes are an integral part of these financial statements.

Dundee Securities Inc.

(a wholly owned subsidiary of Dundee Securities Ltd.)
Statement of Cash Flows
For the year ended December 31, 2012

(expressed in US dollars)

	$
Cash flows from operating activities	
Net income	3,630,373
Changes in operating assets and liabilities	
Decrease in prepayments	4,669
Increase in due from clients	(209,181)
Increase in due from carrying broker	65,789
Decrease in deferred tax asset	986
Increase in due from parent	(292,464)
Decrease in current taxes payable	(163,538)
Decrease in accounts payable and accrued liabilities	(5,068)
Net cash provided by operating activities	3,031,566
Cash flows from investing activities	-
Cash flows from financing activities	-
Increase in cash during the year	3,031,566
Cash - Beginning of year	3,863,871
Cash - End of year	6,895,437

Supplemental cash flow information

Interest earned	3,412
Taxes paid	1,429,496

The accompanying notes are an integral part of these financial statements.

(expressed in US dollars)

1 Incorporation and corporate activities

Dundee Securities Inc. (the Company) was incorporated under the Ontario Business Corporations Act on September 20, 1995. The Company is a wholly owned subsidiary of Dundee Securities Ltd. (Dundee Securities), which is incorporated under the Ontario Business Corporations Act and operates as an investment dealer. Dundee Securities is a member of the Investment Industry Regulatory Organization of Canada and Canadian Investor Protection Fund. The Company is registered as a broker-dealer with the U.S. Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority. The Company's primary source of revenue is commission income for securities trade execution for US resident customers. The Company clears all transactions with and for customers on a fully disclosed basis through its parent, Dundee Securities. Accordingly, the Company does not hold customers' securities or perform custodial functions relating to customers' accounts.

2 Summary of significant accounting policies

These financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America. The significant accounting policies are as follows:

Cash

In the statement of financial condition and statement of cash flows, cash includes cash on deposit with Canadian financial institutions.

Receivables

Financial instruments designated as receivable are initially recognized at the amount expected to be received less, when material, a discount to reduce the receivable to fair value.

Securities transactions

Client transactions are entered into on a cash basis and are recorded on a settlement-date basis with related commission income and expenses recorded on a trade-date basis. Due to/from client balances represent failed trades.

Use of estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

(expressed in US dollars)

Taxation

The amount of current and deferred income taxes payable or refundable is recognized at the date of the financial statements, utilizing currently enacted income tax laws and rates. Deferred income tax expenses or benefits are recognized in the financial statements for the changes in deferred income tax liabilities or assets between years.

ASC 740-10 requires companies to recognize the income tax benefits of uncertain income tax positions only when the income tax positions are more likely than not to be sustained, assuming examination by income tax authorities. The income tax benefit recognized is the largest amount of benefit that is greater than 50% likely of being realized on ultimate settlement. There were no income tax positions that required examination.

Financial instruments

The fair value of the Company's financial instruments, including cash, carrying broker balances, parent company balances, client balances, prepayments, accounts payable and accrued liabilities, approximate the carrying values presented in the statement of financial condition due to their short-term nature.

Translation of foreign currencies

Monetary assets and liabilities denominated in foreign currencies are translated into US dollars at the year-end rates of exchange, while revenue and expense items are translated at the average exchange rates during the year. Gains or losses resulting from foreign currency exchange transactions are included in revenues.

Revenue recognition

Underwriting revenue consists of fees earned from underwriting activities. Revenue is recorded when the underlying transaction has been completed or is substantially completed under the terms of the engagement and the associated fees are earned.

Commission revenue is generated primarily from acting as agent for trading securities on behalf of clients and is recorded on a trade-date basis.

Other revenue includes interest earned on cash. This income is recognized on an accrual basis.

Recently adopted accounting guidance

In May 2011, the FASB amended the guidance related to fair value measurement to develop common requirements for measuring fair value and for disclosure requirements for both GAAP and IFRS. The amendments were to either clarify the Board's intent about the application of existing fair value measurement requirement or to change a particular principle or requirement for measuring fair value or disclosing information about fair value measurement. The amended guidance became effective January 2, 2012. This change did not to have any impact on the Company's financial statements.

(expressed in US dollars)

3 Related party transactions

Under an operating agreement dated January 1, 2011, the Company has entered into an arrangement with its parent, Dundee Securities, whereby Dundee Securities and its ultimate parent, Dundee Corporation, perform certain securities trading activities and recordkeeping services as agent for the Company. The Company recorded an expense of $240,144 for these processing costs.

In accordance with this operating agreement, the Company also recorded variable compensation of $2,336,019 which is paid or payable to employees of Dundee Securities.

The balances due from carrying broker of $320,928 and due from parent of $292,464 are due from Dundee Securities. The balance due to carrying broker of $209,181 is due to Dundee Securities. These amounts are due on demand and are non-interest bearing.

4 Capital stock

Authorized
Unlimited common shares without par value

Issued and outstanding	
1,500,001 common shares	$ 1,500,000

5 Regulatory net capital requirement

As a registered broker-dealer, the Company is subject to Rule 15c3-1 of the SEC, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, not exceed 15 to 1. At December 31, 2012, the Company had net capital of $5,817,714 which was $5,717,714 in excess of its required net capital of $100,000. The Company's ratio of aggregate indebtedness to net capital was 0.1212 to 1. The Company claims exemption from the provisions of Rule 15c3-3 of the SEC as provided by paragraph k(2)(i) of that rule because it is a limited business and neither holds customers' funds nor performs custodial functions relating to customers' securities.

6 Income taxes

The Company is taxed in a Canadian jurisdiction and, as such, is bound by Canadian tax laws. Certain of the Company's gains relating to foreign currency exchange transactions are not currently taxable.

The Company's deferred income tax asset of $1,158 is recoverable against future corporate taxes.

The statutory tax rate of 26.5% is the effective rate for the year ended December 31, 2012.

(expressed in US dollars)

In connection with any potential or actual liabilities for uncertain tax positions, the Company had no change in its liabilities for the year ended December 31, 2012 and no liabilities for uncertain tax position at December 31, 2012.

The Company is currently not under examination in any taxation jurisdiction.

7. Contingencies and commitments

In the normal course of business the Company enters into contracts that contain a variety of representations and warranties and which provide general indemnifications. The Company's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Company that have not yet occurred. However, based on experience, the Company expects the risk of loss to be remote.

The Company may be exposed to credit risk regarding its receivables, which are primarily receivable from related parties and failed trades. At December 31, 2012, the Company has no allowance for doubtful accounts with regard to these receivables.

8. Subsequent events

The Company has updated its subsequent events disclosure through February 28, 2013, the filing date of these financial statements.

Supplemental Information

pwc

February 28, 2013

Independent Auditor's Report on Supplementary Information

To the Shareholder of Dundee Securities Inc.

We have audited the financial statements of Dundee Securities Inc. as of December 31, 2012 and for the year then ended and our report thereon appears on page 2 of this document. That audit was conducted for the purpose of forming an opinion on the financial statements taken as a whole. The computation of net capital pursuant to Rule 15c3-1 of the U.S. Securities and Exchange Commission is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. The information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves and other additional procedures, in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated, in all material respects, in relation to the financial statements taken as a whole.

PricewaterhouseCoopers LLP

Chartered Accountants, Licensed Public Accountants

PricewaterhouseCoopers LLP
PwC Tower, 18 York Street, Suite 2600, Toronto, Ontario, Canada M5J 0B2
T: +1 416 863 1133, F: +1 416 365 8215, www.pwc.com/ca

Dundee Securities Inc.

(a wholly owned subsidiary of Dundee Securities Ltd.)
Computation of Net Capital Pursuant to Rule 15c3-1
of the U.S. Securities and Exchange Commission
At December 31, 2012

(expressed in US dollars)

		$
Total Shareholder's Equity		7,092,128
Deductions and/or charges:		
Non-allowable assets		(901,905)
Net capital before haircuts on securities positions		6,190,223
Deduct: 6% haircut on Canadian cash		372,509
Net capital		5,817,714
Aggregate indebtedness:		
Total liabilities	705,214	
Aggregate indebtedness	705,214	
Computation of basic net capital requirements		
Minimum net capital required (greater of 6-2/3% of aggregate indebtedness or $100,000)		100,000
Excess net capital		5,717,714
Ratio of aggregate indebtedness to net capital		0.1212 to 1

Statement pursuant to paragraph d(4) of Rule 17a-5

The reconciliation between of the audited computation of net capital included in this report and the corresponding schedule included in the Company's unaudited December 31, 2012 FOCUS Report filed on January 25, 2013 is as follows:

Net capital per unaudited December 31, 2012 FOCUS report	5,618,653
Adjusting items:	
- 6% hair cut on Canadian cash	(372,509)
- adjustments for gross-up of failed trades	(209,181)
- reclass of non-allowable assets to liabilities	780,751
Total adjustments	199,061
Adjusted net capital	5,817,714

Dundee Securities Inc.

(a wholly owned subsidiary of Dundee Securities Ltd.)
Statement Regarding Rule 15c3-3 of the
U.S. Securities and Exchange Commission
At December 31, 2012

The Company is exempt from Rule 15c3-3 of the U.S. Securities and Exchange Commission under paragraph (k)(2)(i) of that Rule.

Supplementary Report of Independent Auditors

pwc

February 28, 2013

To the Shareholder of Dundee Securities Inc.

In planning and performing our audit of the financial statements of Dundee Securities Inc. (the Company), as of and for the year ended December 31, 2012, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g),) in the following:

1. Making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11)

2. Making the quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

4. Determining compliance with the exemptive provisions of Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2012 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, Financial Industry Regulatory Authority, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

Chartered Accountants, Licensed Public Accountants

pwc

February 28, 2013

Report of Independent Accountants

To the Shareholder of Dundee Securities Inc.

In accordance with Rule 17a-5(e)(4) of the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) of the Securities Investor Protection Corporation (SIPC) of **Dundee Securities Inc.** for the year ended **December 31, 2012**, which were agreed to by **Dundee Securities Inc.**, the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and the Securities Investor Protection Corporation (collectively, the specified parties) solely to assist the specified parties in evaluating **Dundee Securities Inc.**'s compliance with the applicable instructions of Form SIPC-7 during the year ended **December 31, 2012**. Management is responsible for **Dundee Securities Inc.**'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and our findings are as follows:

1. Compared the listed assessment payment of $7,722.02 on page 1, item 2B of Form SIPC-7 to the bank statements of DSI which cleared on August 16, 2012.

   We did not note any differences.

2. Compared the Total Revenue amount of $7,669,468 reported on the Statement of Operations of the audited Form X-17A-5 for the year ended December 31, 2012 to the Total Revenue amount of $7,496,954 reported on page 2, item 2a of Form SIPC-7 for the year ended March 31, 2012.

   We noted a difference of $172,514.

3. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers as follows:
   a. Recalculated the mathematical accuracy of the SIPC Net Operating Revenues of $7,496,954 reported on page 2, line 2d of the Form SIPC-7 and
   b. Recalculated the mathematical accuracy of the General Assessment @ .0025 of $18,742.39 reported on page 2, line 2e of the Form SIPC-7.

   We did not note any differences.

pwc

We were not engaged to and did not conduct an examination, the objective of which would be the expression of an opinion on the Company's preparation of Form SIPC-7 in accordance with the applicable instructions. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of management and the board of directors of **Dundee Securities Inc.**, the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and the Securities Investor Protection Corporation and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

Chartered Accountants, Licensed Public Accountants